

MCAP

Statement of Financial Condition
December 31, 2019







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCAP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 28th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory V. Mullen (212) 607-8183
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb, P.A.
(Name – *if individual, state last, first, middle name*)

1901 S. Congress Ave., Suite 110	Boynton Beach	FL	33426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Gregory V. Mullen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCAP LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Gregory V. Mullen

Signature

Chief Financial Officer

Title

Notary Public

CLAIRE E SIGAFOOS
Notary Public
State of New Jersey
My Commission Expires Aug. 05, 2024
I.D.# 2448661

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of MCAP LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MCAP LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MCAP LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of MCAP LLC's management. Our responsibility is to express an opinion on MCAP LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MCAP LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Liggett & Webb, P.A.

Liggett & Webb, P.A.

Certified Public Accountants
We have served as the Company's auditor since 2020.
March 2, 2020

1

MCAP LLC
Statement of Financial Condition
At December 31, 2019

Assets

Cash and Equivalents (including $1,028,321 restricted Security Deposits)	$ 4,941,223
Due from Clearing Organization	2,556,414
Securities Owned and Other Marketable Instruments	403,480,269
Prepaid Expenses and Other Current Assets	403,936
Fixed Assets, at cost (net of Accumulated Depreciation of $946,367)	259,642
Total Assets	$ 411,641,484

Liabilities and Member's Equity

Liabilities:

Securities Sold Short	$ 385,545,937
Accounts Payable, Accrued Liabilities and Other Liabilities	2,355,900
Securities Purchased Not Yet Settled	14,140,773
Total Liabilities	402,042,610
Member's Equity	9,598,874
Total Liabilities and Member's Equity	$ 411,641,484

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

MCAP LLC, (the "Company") is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware Limited Liability Company and is a wholly-owned subsidiary of MCAP Technologies LLC ("Parent"). The Company specializes in electronic securities market making and the development of financial technology software utilized for its market making, securities execution platforms and customer trading activities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the shorter of the estimated useful lives of the assets or the life of the lease.

Revenue Recognition:
The Company adopted Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606) as of January 1, 2018. Revenues from Proprietary Trading are outside of the scope of this pronouncement, therefore the adoption of this Standard did not have a material impact of the Firm's Statement of Operations, as it was limited to Agency (Fee) Income.

Principal Transactions on Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Revenue arising from all securities transactions entered into for the account of the Company is recorded on a trade date basis.

Dividend Income and Dividend Expense are recorded on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net, respective of each clearing firm, on the statement of financial condition. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Fee Income

Fee income includes fees earned from providing commercial customers with corporate finance advisory services. Fees are recognized when the services have been performed.

Lease Accounting:
The Company adopted ASC 842 regarding its Operating Leases, effective January 1, 2019. It replaced the previous standard, ASC 840. The new standard now requires Balance Sheet disclosure, rather than Off-Balance sheet (footnote) disclosure of certain Operating and Capitalized leases with terms of greater than one year. Under the new standard, lessees are required to recognize a Right-of-Use asset, and an Operating Lease Liability on the Statement of Financial Condition (See Note 6).

Income Taxes:
As a single-member LLC, the Company is a disregarded entity for tax purposes and not taxed at the federal, state, and local level. All taxable income is passed through to the Parent – MCAP Technologies LLC, and in turn, allocated proportionately to the Parent's members in accordance with their respective ownership percentage.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurement:
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

MCAP LLC
Notes to the Statement of Financial Condition
For the Year Ended December 31, 2019

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned, and securities sold, not yet purchased, as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Securities owned, at Fair Value				
Equity	$ 6,619,097	$ -	$ -	$ 6,619,097
Government and Agency	383,673,858	-	-	383,673,858
Mortgage-backed	-	8,717,615	-	8,717,615
Corporate	-	439,692	6,374	446,066
Certificates of Deposit	-	3,974,530	-	3,974,530
Foreign Sovereign Debt	49,103	-	-	49,103
Total	$ 390,342,058	$ 13,131,837	$ 6,374	$ 403,480,269

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased, at Fair Value				
Equity	$ 3,603,938	$ -	$ -	$ 3,603,938
Government and Agency	374,412,354	-	-	374,412,354
Mortgage-backed	-	7,528,586	-	7,528,586
Certificates of Deposit	-	1,059	-	1,059
Total	$ 378,016,292	$ 7,529,645	$ -	$ 385,545,937

Fair Value of Financial Instruments:
The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings, if any.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

The clearing and depository operations for counterparties' securities transactions are provided by three clearing firms pursuant to fully disclosed clearing agreements with BofA Securities Inc. ("BofA", formerly Merrill Lynch Broadcort), Industrial and Commercial Bank of China Financial Services LLC ("ICBC"), and Mirae Asset Securities (USA), Inc. ("Mirae").

The Company has agreed to indemnify its clearing firms for losses that the clearing firms may sustain from counterparty accounts introduced by the Company. At December 31, 2019, there were no losses sustained in these counterparty accounts. All activity is conducted on a DVP (Delivery vs. Payment) basis and, as such, no securities were owned by such counterparties at the Company's clearing firms.

At December 31, 2019, the receivable from the clearing organization consists of the following:

Deposits at clearing organizations (Included in Cash)	$ 1,028,321
Securities Sold and Not Yet Settled	2,556,414
	$ 3,584,735

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and a market maker, and accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of net capital required as a market maker, as defined, whichever is greater. At December 31, 2019, the Company had net capital of $6,908,278 which was $5,908,278 in excess of its required net capital of $1,000,000 and an Aggregate Indebtedness to Net Capital ratio of 0.31 to 1.0.

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, proprietary and market making positions and due from clearing organization. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federally insured limits. At December 31, 2019, the Company had approximately $255,000 in excess of the Federally insured limit. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentration of credit risk with respect to due from clearing organizations is limited due to the quality of the clearing organizations.

In the normal course of business, the Company enters into various securities trading transactions. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between the trade date and the settlement date in the event counterparties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 6 – COMMITMENTS

The Company maintains two offices located in New York, NY, and Orlando, FL. The New

York lease terminates in January 2021, and the Orlando lease terminated in November 2019, and is currently on a month-to-month basis as the Company negotiates a long-term lease. Associated with the adoption of ASC 842, the Company has elected to use a discount rate representing the average rate of its Margin Loan rates among its Clearing Firms, in the calculation of the Present value of the remaining operating lease payments.

The future minimum rental payments on the contracted lease (New York) is as follows:
Year Ending December 31,

2020	$ 199,560
2021	16,630
Total Undiscounted Lease payments	216,190
Less: Present Value discount	(29,324)
Total Lease Liability balance	$ 186,866

Rent expense for year ending December 31, 2019 was $336,001.

NOTE 7 – OPERATING REVENUE

Based on management's assessment of its business, a large and diverse group of counterparties account for the majority of the Company's revenues in multiple product lines. These product lines include securities trading, market making, and financial technology software platforms. The loss of, or a significant reduction in demand for, the Company's services from any one of these counterparties would not have a material adverse effect on the Company.

NOTE 8 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15c3-3 under Section (k)(2)(ii), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company from time to time grants forgivable loans to certain key employees. These loans have maturities of up to 5 years and are amortized monthly. At December 31, 2019, the remaining balance of these loans was $255,719.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through March 2, 2020, the date the financial statements were issued. Based on the evaluation, no adjustments were required to the financial statements as of December 31, 2019.